Exhibit 10.19

CORONADO BIOSCIENCES, INC.

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into effective as of March 21, 2011 (the “Effective Date”) by and among CORONADO BIOSCIENCES, INC. (the “Company”) and Bobby W. Sandage, Jr., PhD (the “Executive”). The Company and Executive are hereinafter collectively referred to as the “Parties”, and individually referred to as a “Party”. This Agreement supersedes any and all prior and contemporaneous oral or written employment agreements or arrangements between Executive and the Company.

RECITALS

A. The Company desires assurance of the association and services of Executive in order to retain Executive’s experience, skills, abilities, background and knowledge, and is willing to engage Executive’s services on the terms and conditions set forth in this Agreement.

B. Executive desires to be in the employ of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing Recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the Parties, intending to be legally bound, agree as follows:

1.	EMPLOYMENT.

1.1 Title. Effective as of the Effective Date, Executive’s position shall be President and Chief Executive Officer, subject to the terms and conditions set forth in this Agreement.

1.2 Term. The term of this Agreement shall begin on the Effective Date and shall continue until it is terminated pursuant to Section 4 herein (the “Term”).

1.3 Duties. Executive shall do and perform all services, acts or things necessary or advisable to manage and conduct the business of the Company and that are normally associated with the position of President and Chief Executive Officer. Executive shall report to the Company’s Board of Directors (the “Board”).

1.4 Policies and Practices. The employment relationship between the Parties shall be governed by this Agreement and by the policies and practices established by the Company and/or the Board, or any designated committee thereof. In the event that the terms of this Agreement differ from or are in conflict with the Company’s policies or practices or the Company’s Employee Handbook, this Agreement shall control.

1.5 Location. Unless the Parties otherwise agree in writing, during the Term Executive shall perform the services Executive is required to perform pursuant to this Agreement from his home office in St. Louis, Missouri, provided, however, that the Company may from time to time require Executive to travel temporarily to other locations in connection with the Company’s business. This will include periodic trips to the Company’s offices in New York, New York, as dictated by business needs and/or directed by the Board (or a delegate thereof).

2.	LOYALTY; NONCOMPETITION; NONSOLICITATION.

2.1 Loyalty. During Executive’s employment by the Company, Executive shall devote Executive’s full business energies, interest, abilities and productive time to the proper and efficient performance of Executive’s duties under this Agreement. The parties agree that Executive’s service on the Board of Directors of Gentium S.p.A. shall not constitute a breach of this Section so long as such service does not materially interfere with Executive’s duties or responsibilities for the Company. Other associations prior to the date hereof, personal passive investments and personal business affairs not inconsistent with this Agreement, including without limitation third party consultations unrelated to the Executive’s duties hereunder, or teaching, writing or public speaking are permitted, so long as these activities do not interfere with the Executive’s duties hereunder.

2.2 Agreement not to Participate in Company’s Competitors. During the Term, Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Executive to be adverse or antagonistic to the Company, its business, or prospects, financial or otherwise, or in any company, person, or entity that is, directly or indirectly, in competition with the business of the Company or any of its Affiliates (as defined below). Ownership by Executive, in professionally managed funds over which the Executive does not have control or discretion in investment decisions, or as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on a national securities exchange or in the over-the-counter market shall not constitute a breach of this Section. For purposes of this Agreement, “Affiliate,” means, with respect to any specific entity, any other entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified entity.

2.3 Covenant not to Compete. During the Term and for a period of six (6) months thereafter (the “Restricted Period”), Executive shall not engage in competition with the Company and/or any of its Affiliates, either directly or indirectly, in any manner or capacity, as adviser, principal, agent, affiliate, promoter, partner, officer, director, employee, stockholder, owner, co-owner, consultant, or member of any association or otherwise, in any phase of the business of developing, manufacturing and marketing of products or services that are in the same field of use and which materially compete with the products or services of the Company, except with the prior written consent of the Board.

2.4 Nonsolicitation. During the Restricted Period, Executive shall not: (i) solicit or induce, or attempt to solicit or induce, any employee of the Company or its Affiliates to leave the employ of the Company or such Affiliate; or (ii) solicit or attempt to solicit the business of any client or customer of the Company or its Affiliates with respect to products, services, or investments similar to those provided or supplied by the Company or its Affiliates.

2.5 Acknowledgements. Executive acknowledges and agrees that his services to the Company pursuant to this Agreement are unique and extraordinary and that in the course of performing such services Executive shall have access to and knowledge of significant confidential, proprietary, and trade secret information belonging to the Company. Executive agrees that the covenant not to compete and the nonsolicitation obligations imposed by this Section 2 are reasonable in duration, geographic area, and scope and are necessary to protect the Company’s legitimate business interests in its goodwill, its confidential, proprietary, and trade secret information, and its investment in the unique and extraordinary services to be provided by Executive pursuant to this Agreement. If, at the time of enforcement of this Section 2, a court holds that the covenant not to compete and/or the nonsolicitation obligations described herein are unreasonable or unenforceable under the circumstances then existing, then the Parties agree that the maximum duration, scope, and/or geographic area legally permissible under such circumstances will be substituted for the duration, scope and/or area stated herein.

3.	COMPENSATION OF THE EXECUTIVE.

3.1 Base Salary. The Company shall pay Executive a base salary at the annualized rate of Three Hundred and Seventy Five Thousand Dollars ($375,000.00) (the “Base Salary”), less payroll deductions and all required withholdings, payable in regular periodic payments in accordance with the Company’s normal payroll practices. The Base Salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year.

3.2 Annual Milestone Bonus. At the sole discretion of the compensation committee of the Board (the “Compensation Committee”), following each calendar year of employment Executive shall be eligible to receive an additional cash bonus of up to fifty percent (50%) of the Base Salary (the “Annual Milestone Bonus”), based on Executive’s attainment of certain financial, clinical development, and/or business milestones (the “Milestones”) to be established annually by the Compensation Committee. The Milestones for 2011 shall be established as soon as practicable following the Effective Date. The determination of whether Executive has met the Milestones, and if so, the bonus amount (if any) that will be paid, shall be determined by the Compensation Committee in its sole and absolute discretion. Executive must remain employed by the Company through and including the last day of the calendar year in order to be eligible to earn or receive any Annual Milestone Bonus for that year. For the avoidance of doubt, the parties agree that Executive will be eligible for a pro rata bonus for 2011, provided that he remains employed by the Company through and including December 31, 2011. For all other years, no pro rata bonus will be available (i.e., in those years, if Executive’s employment terminates for any reason prior to or on the last day of the calendar year, he will not be eligible for any bonus for that year). Any Annual Milestone Bonuses shall be paid in cash as either single lump-sum payments or in installments, as determined by the Compensation Committee.

3.3 Market Capitalization Milestones.

(i) Subject to Executive’s continued employment, upon (or as soon as administratively practicable following) the Board’s (or a duly-authorized committee’s) determination that the Market Capitalization (as defined below) of the Company has, for the first time, exceeded One Hundred Twenty-Five Million Dollars ($125,000,000) for a period of thirty (30) consecutive trading days during the Term and the average trading volume of the Company’s common stock (the “Common Stock”) during such period is at least Fifty Thousand (50,000) shares per trading day (the “First Capitalization Milestone”), then the Company shall pay to the Executive a one time cash bonus of Sixty-Two Thousand, Five Hundred Dollars ($62,500), subject to standard payroll deductions and withholdings.

(ii) Subject to the Executive’s continued employment, upon (or as soon as administratively practicable following) the Board’s (or a duly-authorized committee’s) determination that the Market Capitalization of the Company has, for the first time, exceeded Two Hundred Fifty Million Dollars ($250,000,000) for a period of thirty (30) consecutive trading days during the Term and the average trading volume of the Common Stock during such period is at least One Hundred Thousand (100,000) shares per trading day (the “Second Capitalization Milestone”), then the Company shall pay to the Executive a one time cash bonus of One Hundred and Twenty-Five Thousand Dollars ($125,000), subject to standard payroll deductions and withholdings.

(iii) Subject to the Executive’s continued employment, upon (or as soon as administratively practicable following) the Board’s (or a duly-authorized committee’s) determination that the Market Capitalization of the Company has, for the first time, exceeded Five Hundred Million Dollars (US$500,000,000) for a period of thirty (30) consecutive trading days during the Term and the average trading volume of the Common Stock during such period is at least One Hundred Thousand (100,000) shares per trading day (the “Third Capitalization Milestone”), then the Company shall pay to the Executive a one time cash bonus of Two Hundred and Fifty Thousand Dollars ($250,000), subject to standard payroll deductions and withholdings.

(iv) Subject to the Executive’s continued employment, upon (or as soon as administratively practicable following) the Board’s (or a duly-authorized committee’s) determination that the Market Capitalization of the Company has, for the first time, exceeded One Billion Dollars ($1,000,000,000) for a period of thirty (30) consecutive trading days during the Term and the average trading volume of the Common Stock during such period is at least one hundred thousand (100,000) shares per trading day (the “Fourth Capitalization Milestone”), then the Company shall pay to the Executive a onetime cash bonus of Five Hundred Thousand Dollars ($500,000), subject to standard payroll deductions and withholdings.

(v) For purposes of this Agreement, “Market Capitalization” shall be determined by multiplying the total shares of the Company’s Common Stock on a fully diluted basis by the last reported closing price of the Company’s Common Stock on a nationally recognized exchange, NASDAQ, or in the over-the-counter market as reported by the National Quotation Bureau or similar organization.

(vi) For the avoidance of doubt, Executive will not earn and will not be paid any of the Capitalization Milestones described herein unless (in addition to the conditions described above) he remains employed by the Company through the date of payment of the applicable Milestone.

3.4 Stock Options. Subject to approval by the Board and subject to the terms of the Company’s Equity Incentive Plan (the “Plan”), following the Effective Date Executive will be granted an option to purchase three hundred thousand (300,000) shares of the Company’s Common Stock (the “Option”). On each anniversary of the grant date of the Option, one-third of the shares subject to the Option shall vest, subject to Executive’s continued employment with the Company on each such vesting date. The Option will be governed by the Plan and shall be granted pursuant to a separate stock option grant notice and stock option agreement. The exercise price per share of the Option will be equal to the fair market value of a single share of Common Stock on the date of the grant as determined in good faith by the Board.

3.5 Expense Reimbursements. The Company will reimburse Executive for all reasonable business expenses Executive incurs in conducting his duties hereunder, pursuant to the Company’s usual expense reimbursement policies, but in no event later than thirty days after the end of the calendar month following the month in which such expenses were incurred by Executive; provided that Executive supplies the appropriate substantiation for such expenses no later than the end of the calendar month following the month in which such expenses were incurred by Executive.

3.6 Changes to Compensation. Executive’s compensation will be reviewed periodically and the Base Salary may be increased from time to time in the Company’s sole discretion. Executive’s Base Salary also may be reduced in connection with any Company-wide decrease in executive compensation.

3.7 Employment Taxes. All of Executive’s compensation shall be subject to customary withholding taxes and any other employment taxes as are commonly required to be collected or withheld by the Company.

3.8 Benefits. Provided that Executive is eligible for and timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (together with any state or local laws of similar effect, “COBRA”) under the group health plans of his former employer, Covidien, and subject to Executive’s continued employment with the Company on each monthly premium payment date, the Company will pay the monthly premium for such COBRA coverage for Executive and his eligible dependents, at the same level of coverage elected as of his separation date from Covidien, either directly to the insurance provider or in the form of a check provided to Executive and made payable to the insurance provider. Notwithstanding the foregoing, once the Company establishes a new group health insurance plan in which Executive is eligible to participate, payment of Executive’s COBRA premiums shall immediately cease. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that its payment of Executive’s COBRA premiums would result in a violation of applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of paying COBRA premiums directly to the insurance provider or in the form of a check provided to Executive, the Company will pay Executive on the last day of each month a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding and will pay Executive an amount equal to cover all tax liability associated with such payments, as determined in good faith by the Company, and any such tax gross-up payment shall be made no later than the end of the calendar year next following the calendar year in which the taxes are remitted by the Executive.

3.9 Reimbursement for Life Insurance Premiums. Subject to Executive’s continued employment with the Company on each reimbursement date, the Company shall reimburse Executive for the documented annual premium Executive pays for his current term life insurance policy with Northwestern Mutual policy number 17493610, at the same level of coverage in effect as of the Effective Date (i.e., $1,000,000.00). To obtain reimbursement, Executive must complete an expense report with appropriate documentation of each premium payment. The Company will reimburse Executive for each premium payment pursuant to its usual expense reimbursement policies, but in no event later than thirty days after the end of the calendar month following the month in which such premium payment was made, provided that Executive must submit the expense report and appropriate documentation no later than the end of the calendar month following the month in which such premium payment was made. Reimbursement of Executive’s life insurance premiums pursuant to this Section 3.9 shall be in the form of fully taxable cash payments, subject to any applicable tax withholding. However, the Company will pay Executive an amount equal to cover all tax liability associated with such reimbursements, as determined in good faith by the Company, and any such tax gross-up payment shall be made no later than the end of the calendar year next following the calendar year in which the taxes are remitted by the Executive.

3.10 Reimbursement for Relocation Expense Repayment. Executive represents that as a result of his separation from employment with Covidien, pursuant to Covidien policy he is obligated to repay Covidien approximately seventy-five thousand dollars ($75,000.00) in relocation expenses that Covidien had previously advanced to him. The Company shall reimburse Executive for the actual documented amount Executive pays to Covidien to discharge this debt. Reimbursement will be made in three equal lump sum cash installments, with one installment to be made within five (5) business days of each of the following dates: April 1, 2011, July 1, 2011, and October 1, 2011. Each installment payment shall be fully taxable and subject to any applicable tax withholding. However, the Company will pay Executive an amount equal to cover all tax liability associated with such reimbursements, as determined in good faith by the Company, and any such tax gross-up payment shall be made no later than the end of the calendar year next following the calendar year in which the taxes are remitted by the Executive. Reimbursement is subject to Executive’s continued employment with the Company on each reimbursement date and contingent upon Executive providing an expense report with appropriate documentation of the total amount paid to Covidien in satisfaction of this debt.

3.11 Holidays and Vacation. Executive shall be eligible to accrue up to four (4) weeks of paid vacation per year and will receive paid Company holidays in accordance with Company policy.

4.	TERMINATION.

4.1 Termination by the Company. Executive’s employment with the Company is at will and may be terminated by the Company at any time and for any reason, or for no reason, including, but not limited to, under the following conditions:

4.1.1 Termination by the Company for Cause. The Company may terminate Executive’s employment under this Agreement for “Cause” (as defined below) by delivery of written notice to Executive. Any notice of termination given pursuant to this Section 4.1.1 shall effect termination as of the date of the notice, or as of such other date as specified in the notice.

4.1.2 Termination by the Company without Cause. The Company may terminate Executive’s employment under this Agreement without Cause at any time and for any reason, or for no reason. Such termination shall be effective on the date Executive is so informed, or as otherwise specified by the Company.

4.2 Termination by Resignation of Executive. Executive’s employment with the Company is at will and may be terminated by Executive at any time and for any reason, or for no reason, including via a resignation for Good Reason in accordance with the procedures set forth in Section 4.6.3 below.

4.3 Termination for Death or Complete Disability. Executive’s employment with the Company shall automatically terminate effective upon the date of Executive’s death or Complete Disability (as defined below).

4.4 Termination by Mutual Agreement of the Parties. Executive’s employment with the Company may be terminated at any time upon a mutual agreement in writing of the Parties. Any such termination of employment shall have the consequences specified in such agreement.

4.5 Compensation Upon Termination.

4.5.1 Death or Complete Disability. If, during the Term of this Agreement, Executive’s employment shall be terminated by death or Complete Disability as provided in Section 4.3, the Company shall pay to Executive, his estate, or his heirs, as applicable, any Base Salary owed to Executive, expense reimbursement amounts owed to Executive, all unpaid amounts of any Annual Milestone Bonus(es) Executive earned prior to the termination date by meeting the conditions set forth in Section 3.2, and accrued and unused vacation benefits earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. In addition, subject to Executive (or his estate or heirs, as applicable) furnishing to the Company an executed waiver and release of claims in the form attached hereto as Exhibit A (or in such other form as may later be specified by the Company) (the “Release”) within the time period specified therein, and allowing the Release to become effective in accordance with its terms, then Executive, his estate, or his heirs, as applicable, shall also be entitled to: (1) continuation of Executive’s salary (at the Base Salary rate in effect at the time of termination) for a period of ninety (90) days following the termination date; and (2) partial accelerated vesting of each of Executive’s outstanding stock options such that, on the effective date of the Release (as defined therein), Executive shall receive immediate accelerated vesting of each option with respect to the same number of shares that would have vested if Executive had continued in employment with the Company through the next anniversary of the grant date for such option, in accordance with the vesting schedule applicable to such option, provided, however, that if the termination date falls on an anniversary of the grant date of any stock option, no accelerated vesting will be provided for such stock option. All stock options that have vested in connection with Executive’s termination under this Section 4.5.1 shall remain exercisable for ninety (90) days following such termination. The Base Salary payments will be subject to standard payroll deductions and withholdings and will be made on the Company’s regular payroll cycle, provided, however, that any payments otherwise scheduled to be made prior to the effective date of the Release shall accrue and be paid in the first payroll period that follows such effective date.

4.5.2 Termination For Cause or Resignation without Good Reason. If, during the Term of this Agreement, Executive’s employment is terminated by the Company for Cause, or Executive resigns his employment hereunder without Good Reason, the Company shall pay Executive any Base Salary owed to Executive, expense reimbursement amounts owed to Executive, all unpaid amounts of any Annual Milestone Bonus(es) Executive earned prior to the termination date by meeting the conditions set forth in Section 3.2, and accrued and unused vacation benefits earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. The Company shall thereafter have no further obligations to Executive under this Agreement, except as otherwise provided by law.

4.5.3 Termination Without Cause or Resignation For Good Reason Not In Connection with a Change of Control. If the Company terminates Executive’s employment without Cause, or if Executive resigns for Good Reason, at any time other than upon the occurrence of, or within the six (6) months following, the effective date of a Change of Control (as defined below), the Company shall pay Executive any Base Salary owed to Executive, expenses reimbursement amounts owed to Executive, all unpaid amounts of any Annual Milestone Bonus(es) Executive earned prior to the termination date by meeting the conditions set forth in Section 3.2, and accrued and unused vacation benefits earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. In addition, subject to Executive furnishing to the Company an executed Release within the time period specified therein, and allowing the Release to become effective in accordance with its terms, Executive shall be entitled to: (1) severance in the form of continuation of his salary (at the Base Salary rate in effect at the time of termination) for a period of twelve (12) months following the termination date; and (2) partial accelerated vesting of each of Executive’s outstanding stock options such that, on the effective date of the Release, Executive shall receive immediate accelerated vesting of each option with respect to the same number of shares that would have vested if Executive had continued in employment with the Company through the next anniversary of the grant date for such option, in accordance with the vesting schedule applicable to such option, provided, however, that if the termination date falls on an anniversary of the grant date of any stock option, no accelerated vesting will be provided for such stock option. All stock options that have vested in connection with Executive’s termination under this Section 4.5.3 shall remain exercisable for ninety (90) days following such termination. These payments will be subject to standard payroll deductions and withholdings and will be made on the Company’s regular payroll cycle, provided, however, that any payments otherwise scheduled to be made prior to the effective date of the Release shall accrue and be paid in the first payroll period that follows such effective date.

4.5.4 Termination Without Cause or Resignation For Good Reason In Connection with a Change of Control. If the Company terminates Executive’s employment without Cause, or if Executive resigns for Good Reason, upon the occurrence of, or within the six (6) months following, the effective date of a Change of Control, the Company shall pay Executive any Base Salary owed to Executive, expenses reimbursement amounts owed to Executive, all unpaid amounts of any Annual Milestone Bonus(es) Executive earned prior to the termination date by meeting the conditions set forth in Section 3.2, and accrued and unused vacation benefits earned through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. In addition, subject to Executive furnishing to the Company an executed Release within the time period specified therein, and allowing the Release to become effective in accordance with its terms, then Executive shall be entitled to: (1) severance in the form of continuation of his salary (at the Base Salary rate in effect at the time of termination) for a period of twelve (12) months following the termination date; and (2) immediate accelerated vesting of any unvested shares subject to any outstanding stock option(s), such that, on the effective date of the Release, the Executive shall be vested in one hundred percent (100%) of the shares subject to such option(s). The Base Salary payments will be subject to standard payroll deductions and withholdings and will be made on the Company’s regular payroll cycle, provided, however, that any payments otherwise scheduled to be made prior to the effective date of the Release shall accrue and be paid in the first payroll period that follows such effective date.

4.6 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

4.6.1 Complete Disability. A termination for “Complete Disability” shall occur: (i) when the Board has provided a written termination notice to Executive supported by a written statement from a reputable independent physician to the effect that Executive is or shall have become so physically or mentally incapacitated as to be unable to resume, within the ensuing six (6) months, his employment under this Agreement by reason of such physical or mental illness or injury; or (ii) upon rendering of a written termination notice by the Board after the Board determines, in its sole and complete discretion, that Executive has been unable to substantially perform his job duties hereunder for sixty (60) or more consecutive days, or more than one hundred and twenty (120) days in any consecutive twelve (12) month period, by reason of any physical or mental illness or injury. For purposes of this Section, at the Company’s request Executive agrees to make himself available and to cooperate in a reasonable examination by a reputable independent physician retained by the Company.

4.6.2 Cause. “Cause” for the Company to terminate Executive’s employment hereunder shall mean the occurrence of any of the following events, as determined by the Company and/or the Board in its and/or their sole and absolute discretion:

(i) The willful failure, disregard or refusal by Executive to perform his material duties or obligations under this Agreement which, to the extent it is curable by the Executive, is not cured within thirty (30) days after written notice thereof is given to Executive by the Company;

(ii) Any willful, intentional or grossly negligent act by Executive having the effect of materially injuring (whether financially or otherwise) the business or reputation of the Company or any of its Affiliates, including but not limited to, any senior officer, director or executive of the Company or any of its Affiliates;

(iii) Willful misconduct by Executive with respect to any of the material duties or obligations of Executive under this Agreement, including, without limitation, willful insubordination with respect to lawful directions received by Executive from the Board which, to the extent it is curable by the Executive, is not cured within thirty (30) days after written notice thereof is given to Executive by the Company;

(iv) Executive’s indictment of any felony involving moral turpitude (including entry of a nolo contendere plea);

(v) The determination, after a reasonable and good-faith investigation by the Company, that the Executive engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination), unless the Executive’s actions were specifically directed by the Board;

(vi) Executive’s material misappropriation or embezzlement of the property of the Company or its Affiliates (whether or not a misdemeanor or felony); or

(vii) Material breach by Executive of any of the provisions of this Agreement, of any Company policy, and/or of his Proprietary Information and Inventions Agreement.

For purposes of this definition, the Parties agree that any breach of Sections 2 or 5 of this Agreement shall be deemed a material breach that is not capable of cure by Executive.

4.6.3 Good Reason. For purposes of this Agreement, and subject to the caveat at the end of this Section, “Good Reason” for Executive to terminate his employment hereunder shall mean the occurrence of any of the following events without Executive’s consent:

(i) a material reduction by the Company of Executive’s Base Salary as initially set forth herein or as the same may be increased from time to time, provided, however, that if such reduction occurs in connection with a Company-wide decrease in Executive compensation, such reduction shall not constitute Good Reason for Executive to terminate his employment;

(ii) a material breach of this Agreement by the Company; or

(iii) a material adverse change in Executive’s duties, authority, or responsibilities relative to Executive’s duties, authority, or responsibilities in effect immediately prior to such reduction.

Provided, however, that, any such termination by Executive shall only be deemed for Good Reason pursuant to this definition if: (1) Executive gives the Company written notice of his intent to terminate for Good Reason within thirty (30) days following the first occurrence of the condition(s) that he believes constitute(s) Good Reason, which notice shall describe such condition(s); (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); and (3) Executive voluntarily terminates his employment within thirty (30) days following the end of the Cure Period.

4.6.4 Change of Control. For purposes of this Agreement, “Change of Control” shall mean the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events (excluding in any case transactions in which the Company or its successors issues securities to investors primarily for capital raising purposes):

(i) the acquisition by a third party of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction;

(ii) a merger, consolidation or similar transaction following which the stockholders of the Company immediately prior thereto do not own at least fifty percent (50%) of the combined outstanding voting power of the surviving entity (or that entity’s parent) in such merger, consolidation or similar transaction;

(iii) the dissolution or liquidation of the Company; or

(iv) the sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.7 Survival of Certain Sections. Sections 2, 4, 5, 6, 7, 8, 9, 12, 13, 16, 17 and 19 of this Agreement will survive the termination of this Agreement.

4.8 Parachute Payment. If any payment or benefit the Executive would receive pursuant to this Agreement (“Payment”) would (i) constitute a “Parachute Payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be reduced to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax or (y) the largest portion of the Payment, which such amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Executive’s receipt, on an after-tax basis, of the greatest economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting Parachute Payments is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: (i) reduction of cash payments; (ii) cancellation of accelerated vesting of equity awards other than stock options; (iii) cancellation of accelerated vesting of stock options; and (iv) reduction of other benefits paid to Executive. Within any such category of payments and benefits (that is, (i), (ii), (iii) or (iv)), a reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A (as defined in Section 4.9 below) and then with respect to amounts that are. In the event that acceleration of compensation from Executive’s equity awards is to be reduced, such acceleration of vesting shall be canceled, subject to the immediately preceding sentence, in the reverse order of the date of grant.

In the event it is subsequently determined by the Internal Revenue Service that some portion of the Reduced Amount (as determined pursuant to clause (x) in the preceding paragraph) is subject to the Excise Tax, Executive agrees to promptly return to the Company a sufficient amount of the Payment so that no portion of the Reduced Amount is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount is determined in accordance with clause (y) in the preceding paragraph, Executive will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

Unless Executive and the Company agree on an alternative accounting, law or consulting firm, the accounting firm then engaged by the Company for general tax compliance purposes shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint a nationally recognized accounting, law or consulting firm to make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting, law or consulting firm required to be made hereunder.

The Company shall use commercially reasonable efforts such that the accounting, law or consulting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered (if requested at that time by the Executive or the Company) or such other time as requested by the Executive or the Company.

4.9 Application of Internal Revenue Code Section 409A. Notwithstanding anything to the contrary set forth herein, any payments and benefits provided under this Agreement (the “Severance Benefits”) that constitute “deferred compensation” within the meaning of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) shall not commence in connection with Executive’s termination of employment unless and until Executive has also incurred a “separation from service” (as such term is defined in Treasury Regulation Section 1.409A-1(h) (“Separation From Service”), unless the Company reasonably determines that such amounts may be provided to Executive without causing Executive to incur the additional 20% tax under Section 409A.

It is intended that each installment of the Severance Benefits payments provided for in this Agreement is a separate “payment” for purposes of Treasury Regulation Section 1.409A-2(b)(2)(i). For the avoidance of doubt, it is intended that payments of the Severance Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A provided under Treasury Regulation Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if the Company (or, if applicable, the successor entity thereto) determines that the Severance Benefits constitute “deferred compensation” under Section 409A and Executive is, on the termination of service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the Severance Benefit payments shall be delayed until the earlier to occur of: (i) the date that is six months and one day after Executive’s Separation From Service, or (ii) the date of Executive’s death (such applicable date, the “Specified Employee Initial Payment Date”), the Company (or the successor entity thereto, as applicable) shall (A) pay to Executive a lump sum amount equal to the sum of the Severance Benefit payments that Executive would otherwise have received through the Specified Employee Initial Payment Date if the commencement of the payment of the Severance Benefits had not been so delayed pursuant to this Section and (B) commence paying the balance of the Severance Benefits in accordance with the applicable payment schedules set forth in this Agreement.

Notwithstanding anything to the contrary set forth herein, Executive shall receive the Severance Benefits described above, if and only if Executive duly executes and returns to the Company within the applicable time period set forth therein, but in no event more than forty-five days following Separation From Service, a separation agreement containing the Company’s standard form of release of claims in favor of the Company (attached to this Agreement as Exhibit A) and other standard provisions, including without limitation, those relating to non-disparagement and confidentiality (the “Separation Agreement”), and permits the release of claims contained therein to become effective in accordance with its terms. Notwithstanding any other payment schedule set forth in this Agreement, none of the Severance Benefits will be paid or otherwise delivered prior to the effective date of the Separation Agreement. Except to the extent that payments may be delayed until the Specified Employee Initial Payment Date pursuant to the preceding paragraph, on the first regular payroll pay day following the effective date of the Separation Agreement, the Company will pay Executive the Severance Benefits Executive would otherwise have received under the Agreement on or prior to such date but for the delay in payment related to the effectiveness of the Separation Agreement, with the balance of the Severance Benefits being paid as originally scheduled. All amounts payable under the Agreement will be subject to standard payroll taxes and deductions.

5.	CONFIDENTIAL AND PROPRIETARY INFORMATION.

As a condition of employment Executive agrees to execute and abide by the Company’s Proprietary Information and Inventions Agreement (“PIIA”).

6.	ASSIGNMENT AND BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of Executive and Executive’s heirs, executors, personal representatives, assigns, administrators and legal representatives. Because of the unique and personal nature of Executive’s duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by Executive. This Agreement shall be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any tie, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

7.	NOTICES.

All notices or demands of any kind required or permitted to be given by the Company or Executive under this Agreement shall be given in writing and shall be personally delivered (and receipted for) or faxed during normal business hours or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company:

Coronado Biosciences, Inc.

45 Rockefeller Plaza

Suite 2000

New York, NY 10111

If to Executive:

Bobby W. Sandage, Jr., PhD

12559 Conway Road

Creve Coeur, MO 63141

Any such written notice shall be deemed given on the earlier of the date on which such notice is personally delivered or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this Section.

8.	CHOICE OF LAW.

This Agreement shall be construed and interpreted in accordance with the internal laws of the State of New York without regard to its conflict of laws principles.

9.	INTEGRATION.

This Agreement, including Exhibit A and the PIIA, contains the complete, final and exclusive agreement of the Parties relating to the terms and conditions of Executive’s employment and the termination of Executive’s employment, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties.

10.	AMENDMENT.

This Agreement cannot be amended or modified except by a written agreement signed by Executive and the Company.

11.	WAIVER.

No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the Party against whom the wavier is claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

12.	SEVERABILITY.

The finding by a court of competent jurisdiction of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal. Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision, which most accurately represents the Parties’ intention with respect to the invalid or unenforceable term, or provision.

13.	INTERPRETATION; CONSTRUCTION.

The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but the Executive has been encouraged to consult with, and has consulted with, Executive’s own independent counsel and tax advisors with respect to the terms of this Agreement. The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

14.	REPRESENTATIONS AND WARRANTIES.

Executive represents and warrants that Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that Executive’s execution and performance of this Agreement will not violate or breach any other agreements between the Executive and any other person or entity.

15.	COUNTERPARTS.

This Agreement may be executed in two counterparts, each of which shall be deemed an original, all of which together shall contribute one and the same instrument.

16.	ARBITRATION.

To ensure the rapid and economical resolution of disputes that may arise in connection with the Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to Executive’s employment, or the termination of that employment, will be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration pursuant to the Federal Arbitration Act in New York, New York conducted by the Judicial Arbitration and Mediation Services/Endispute, Inc. (“JAMS”), or its successors, under the then current rules of JAMS for employment disputes; provided that the arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. Accordingly, Executive and the Company hereby waive any right to a jury trial. Both Executive and the Company shall be entitled to all rights and remedies that either Executive or the Company would be entitled to pursue in a court of law. The Company shall pay any JAMS filing fee and shall pay the arbitrator’s fee. The arbitrator shall have the discretion to award attorneys fees to the party the arbitrator determines is the prevailing party in the arbitration. Nothing in this Agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, Executive and the Company each have the right to resolve any issue or dispute involving confidential, proprietary or trade secret information, or intellectual property rights, by Court action instead of arbitration.

17.	INDEMNIFICATION.

The Company shall defend and indemnify Executive in his capacity as President and Chief Executive Officer of the Company to the fullest extent permitted under the Delaware General Corporate Law (the “DGCL”). The Company shall also maintain a policy for indemnifying its officers and directors, including but not limited to the Executive, for all actions permitted under the DGCL taken in good faith pursuit of their duties for the Company, including but not limited to maintaining an appropriate level of Directors and Officers Liability coverage and maintaining the inclusion of such provisions in the Company’s by-laws or certificate of incorporation, as applicable and customary. The rights to indemnification shall survive any termination of this Agreement.

18.	TRADE SECRETS OF OTHERS.

It is the understanding of both the Company and Executive that Executive shall not divulge to the Company and/or its subsidiaries any confidential information or trade secrets belonging to others, including Executive’s former employers, nor shall the Company and/or its Affiliates seek to elicit from Executive any such information. Consistent with the foregoing, Executive shall not provide to the Company and/or its Affiliates, and the Company and/or its Affiliates shall not request, any documents or copies of documents containing such information.

19.	ADVERTISING WAIVER.

Executive agrees to permit the Company, and persons or other organizations authorized by the Company, to use, publish and distribute advertising or sales promotional literature concerning the products and/or services of the Company, or the machinery and equipment used in the provision thereof, in which Executive’s name and/or pictures of Executive taken in the course of Executive’s provision of services to the Company appear. Executive hereby waives and releases any claim or right Executive may otherwise have arising out of such use, publication or distribution.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

CORONADO BIOSCIENCES, INC.

By:	Glenn L. Cooper
Its:	Chairman

Dated:	March 7, 2011

EXECUTIVE:

/s/ Bobby W. Sandage Jr.
BOBBY W. SANDAGE, JR., PHD

Dated:	March 8, 2011

EXHIBIT A

RELEASE AND WAIVER OF CLAIMS

TO BE SIGNED ON OR FOLLOWING THE SEPARATION DATE ONLY

In consideration of the payments and other benefits set forth in the Employment Agreement of March 21, 2011, to which this form is attached, I, Bobby W. Sandage, Jr., PhD, hereby furnish CORONADO BIOSCIENCES, INC. (the “Company”), with the following release and waiver (“Release and Waiver”).

In exchange for the consideration provided to me by the Employment Agreement that I am not otherwise entitled to receive, I hereby generally and completely release the Company and its current and former directors, officers, employees, stockholders, partners, agents, attorneys, predecessors, successors, parent and subsidiary entities, insurers, affiliates, and assigns (collectively, the “Released Parties”) from any and all claims, liabilities and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring prior to or on the date that I sign this Agreement (collectively, the “Released Claims”). The Released Claims include, but are not limited to: (a) all claims arising out of or in any way related to my employment with the Company, or the termination of that employment; (b) all claims related to my compensation or benefits from the Company including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (d) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, misclassification, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964 (as amended), the federal Americans with Disabilities Act of 1990, the federal Age Discrimination in Employment Act of 1967 (as amended) (the “ADEA”), the Missouri Human Rights Act, the New York Human Rights Act, the New York Law on Equal Rights, and the New York Law on Equal Pay. Notwithstanding the foregoing, the following are not included in the Released Claims (the “Excluded Claims”): (a) any rights or claims for indemnification I may have pursuant to any written indemnification agreement with the Company to which I am a party, the charter, bylaws, or operating agreements of the Company, or under applicable law; (b) any rights or claims to unemployment compensation, funds accrued in my 401k account, or any vested equity incentives; (c) any rights that are not waivable as a matter of law; or (d) any claims arising from the breach of this Agreement. I hereby represent and warrant that, other than the Excluded Claims, I am not aware of any claims I have or might have against any of the Released Parties that are not included in the Released Claims.

I expressly waive and relinquish any and all rights and benefits under any applicable law or statute providing, in substance, that a general release does not extend to claims which a party does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her would have materially affected the terms of such release.

I acknowledge that, among other rights, I am waiving and releasing any rights I may have under ADEA, that this Release and Waiver is knowing and voluntary, and that the consideration given for this Release and Waiver is in addition to anything of value to which I was already entitled as an executive of the Company. If I am 40 years of age or older upon execution of this Release and Waiver, I further acknowledge that I have been advised, as required by the Older Workers Benefit Protection Act, that: (a) the release and waiver granted herein does not relate to claims under the ADEA which may arise after this Release and Waiver is executed; (b) I should consult with an attorney prior to executing this Release and Waiver; and (c) I have twenty-one (21) days from the date of termination of my employment with the Company in which to consider this Release and Waiver (although I may choose voluntarily to execute this Release and Waiver earlier); (d) I have seven (7) days following the execution of this Release and Waiver to revoke my consent to this Release and Waiver; and (e) this Release and Waiver shall not be effective until the seven (7) day revocation period has expired without my having previously revoked this Release and Waiver.

I acknowledge my continuing obligations under my Proprietary Information and Inventions Agreement. Pursuant to the Proprietary Information and Inventions Agreement I understand that among other things, I must not use or disclose any confidential or proprietary information of the Company and I must immediately return all Company property and documents (including all embodiments of proprietary information) and all copies thereof in my possession or control. I understand and agree that my right to the severance pay I am receiving in exchange for my agreement to the terms of this Release and Waiver is contingent upon my continued compliance with my Proprietary Information and Inventions Agreement.

This Release and Waiver constitutes the complete, final and exclusive embodiment of the entire agreement between the Company and me with regard to the subject matter hereof. I am not relying on any promise or representation by the Company that is not expressly stated herein. This Release and Waiver may only be modified by a writing signed by both me and a duly authorized officer of the Company.

Date:	By:
Bobby W. Sandage, Jr., PhD